HIVE Digital Technologies Ltd. Announces

October 2024 Production Results and Strategic

Milestones

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - November 8, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a leader in sustainable data center infrastructure for the Bitcoin ecosystem, has released its unaudited production results for October 2024, demonstrating continued growth and operational strength (all amounts in US dollars, unless otherwise indicated).

Key Highlights for October 2024 :

  Bitcoin Production: HIVE mined 117 BTC, marking a 1% increase month-over-month and bringing its HODL portfolio to 2,624 BTC, a 51% increase year-over-year.
  Mining Capacity: Maintained an average mining capacity of 5.3 EH/s with fleet efficiency at 22.3 Joules per Terahash (J/TH), reaching a peak hashrate of 5.6 EH/s.
  Operational Efficiency: Achieved an average daily production rate of 3.77 BTC, equivalent to 22.1 Bitcoin per Exahash.
  Bitcoin Valuation: HIVE's Bitcoin holdings are valued at over $184 million as of October 31, 2024, based on a BTC closing price of approximately $70,215.

Strategic Developments:

HIVE recently began construction of our new 100 MW facility in Paraguay, an hour from the capital city of Asunción. This expansion aligns with HIVE's strategic goal to capture 2% of global Bitcoin mining capacity while upholding its commitment to sustainable, green energy.

The Company sees recent U.S. election outcomes as a positive shift for the digital asset sector. With President Trump's administration and a Republican Congress, the Company anticipates policies that will benefit both the Bitcoin ecosystem and capital markets. Additionally, the support of visionary leaders like Elon Musk-whom HIVE regards as one of the century's greatest innovators for his work with Tesla, SpaceX, and as a Bitcoin holder-signals a promising future for the ongoing global digital transformation.

Executive Commentary:

Frank Holmes, Executive Chairman, commented, "Our team's prudent capital management, coupled with monthly ASIC upgrades to more energy efficient chips, has allowed us to grow our Bitcoin portfolio, minimize dilution, and cover operational expenses. The Paraguay facility is a critical component of our Bitcoin growth strategy, and it positions HIVE to deliver long-term value to shareholders through sustainable and profitable growth."

Incentive Grants

HIVE has issued 2,442,000 restricted share units (RSUs) to employees, officers, directors, and qualified consultants. These RSUs are designed to align long-term incentives with shareholder interests. They will vest over two years in compliance with TSX Venture Exchange guidelines and are locked for a minimum of one year.

This release supports HIVE's dedication to thoughtful growth, operational efficiency, and sustainability, solidifying its position as an attractive investment in the data center business, which supports both HPC AI and the global Bitcoin infrastructure sector.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. made history in 2017 as the first cryptocurrency mining company to go public in Canada and is now traded on exchanges in Canada, Germany, and the U.S. (Nasdaq). As part of our growth strategy, we're expanding with an additional 100 MW facility in Paraguay, setting a target to capture 2% of global Bitcoin production. Currently, we hold over 2,600 Bitcoin on our balance sheet, adding significant HODL value for our investors.

HIVE operates green-energy-powered data centers in Canada, Sweden, and Iceland, integrating the digital currency sector with traditional capital markets. Additionally, we are advancing our High-Performance Computing (HPC) capabilities to capitalize on the AI super cycle, utilizing an advanced suite of Nvidia chips. HIVE shares offer investors exposure to both the cryptocurrency market and the rapidly expanding field of AI-driven computing solutions.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register for HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for October 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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